SECURITI[...] N

15045153

SEC
Mail Processing
Section

FEB 27 2015
Washington DC
403

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-44574

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Country Club Financial Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1 Ward Parkway
(No. and Street)

Kansas City	MO	64112
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Sandra Dershem-Vega 816-751-4223
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BKD, LLP
(Name – *if individual, state last, first, middle name*)

1201 Walnut Street, Suite 1700	Kansas City	MO	64106
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Lynn Conery, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Country Club Financial Services, Inc., as of DECEMBER 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

KIMBERLY BEVERLIN
Notary Public - Notary Seal
STATE OF MISSOURI Jackson County
My Commission Expires. 11-19-2017
Commission # 13899116

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Country Club Financial Services, Inc.

Reports of Independent Registered Public Accounting Firm
and Financial Statements

December 2014 and 2013

Country Club Financial Services, Inc.

December 31, 2014 and 2013

Contents

Report of Independent Registered Public Accounting Firm - 2014 1

Report of Independent Registered Public Accounting Firm – 2013 2

Financial Statements

Statements of Financial Condition 4

Statements of Operations 5

Statements of Stockholder's Equity 6

Statements of Cash Flows 7

Notes to Financial Statements 8

Supplemental Schedule

Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission 11

Exemption Report 12

Report of Independent Registered Public Accounting Firm on the Exemption to Rule 15c3-3 Under Provision 15c3-3(k)(2)(ii) 13

Independent Registered Public Accounting Firm's Agreed-upon Procedures Report on Schedule of Assessments and Payments (Form SIPC-7) 14

Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC – 7)] to the Securities Investor Protection Corporation (SIPC) 15

BKD LLP
CPAs & Advisors

1201 Walnut Street, Suite 1700 // Kansas City, MO 64106-2246
816.221.6300 // fax 816.221.6380 // bkd.com

Report of Independent Registered Public Accounting Firm

Board of Directors
Country Club Financial Services, Inc.
Kansas City, Missouri

We have audited the accompanying statement of financial condition of Country Club Financial Services, Inc. (the Company), a wholly-owned subsidiary of Country Club Bank, as of December 31, 2014, and the related statements of operations, stockholder's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

The computation of net capital under rule 15c3-1 ("supplementary information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplementary information is the responsibility of the Company's management. Our audit procedures included determining whether the supplementary information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplementary information. In forming our opinion on the supplementary information, we evaluated whether the supplementary information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplementary information is fairly stated, in all material respects, in relation to the financial statements as a whole.

BKD, LLP

Kansas City, Missouri
February 24, 2015

BKD LLP
CPAs & Advisors

1201 Walnut Street, Suite 1700 // Kansas City, MO 64106-2246
816.221.6300 // fax 816.221.6380 // bkd.com

Report of Independent Registered Public Accounting Firm

Board of Directors
Country Club Financial Services, Inc.
Kansas City, Missouri

We have audited the accompanying financial statements of Country Club Financial Services, Inc. (the Company), a wholly-owned subsidiary of Country Club Bank, which comprise the statement of financial condition as of December 31, 2013, and the related statements of operations, stockholder's equity and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the *Securities Exchange Act of 1934*, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Country Club Financial Services, Inc. as of December 31, 2013, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The computation of net capital under rule 15c3-1 listed in the table of contents is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the *Securities Exchange Act of 1934*. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

BKD, LLP

Kansas City, Missouri
February 24, 2015

Country Club Financial Services, Inc.

Statements of Financial Condition

December 31, 2014 and 2013

Assets	2014	2013
Cash and cash equivalents	$ 512,847	$ 1,456,017
Commissions receivable	75,471	82,975
Accounts receivable	44,728	35,825
Equity securities - not readily marketable	3,300	3,300
Prepaid expenses	28,235	28,011
Furniture, fixtures and equipment - net	21,513	29,836
Total assets	$ 686,094	$ 1,635,964
Liabilities		
Accounts payable	$ 214,505	$ 164,640
Total liabilities	214,505	164,640
Stockholder's Equity		
Common stock, $0.10 par value; authorized 100,000 shares; issued and outstanding 1,000 shares	100	100
Additional paid-in capital	5,167,900	5,167,900
Retained deficit	(4,696,411)	(3,696,676)
Total stockholder's equity	471,589	1,471,324
Total liabilities and stockholder's equity	$ 686,094	$ 1,635,964

Country Club Financial Services, Inc.
Statements of Operations
Years Ended December 31, 2014 and 2013

	2014	2013
Revenues		
Commissions	$ 1,807,492	$ 1,785,833
Service fees	792,066	730,980
Investment banking advisory fee income	605,344	1,668,744
Wheatland Advisors revenue	92,243	91,177
Other revenues	265,227	253,853
Interest and dividend income	264	239
Total revenues	3,562,636	4,530,826
Expenses		
Personnel services	3,305,007	3,414,872
Management services	399,000	405,000
Outside electronic data processing	152,084	153,811
Pershing ticket charges	69,194	67,842
Occupancy and equipment	317,402	317,349
Professional fees	41,413	42,173
Dues and subscriptions	39,096	39,930
Regulatory fees	55,260	52,196
Depreciation	15,087	10,803
Advertising costs	42,415	30,076
Stationery and supplies	10,677	8,000
Other operating expenses	115,736	198,222
Total expenses	4,562,371	4,740,274
Net Loss	$ (999,735)	$ (209,448)

Country Club Financial Services, Inc.

Statements of Stockholder's Equity

Years Ended December 31, 2014 and 2013

	Common Stock	Additional Paid-in Capital	Retained Deficit	Total Stockholder's Equity
Balance, January 1, 2013	$ 100	$ 4,417,900	$ (3,487,228)	$ 930,772
Capital contribution from Parent		750,000		750,000
Net loss			(209,448)	(209,448)
Balance, December 31, 2013	100	5,167,900	(3,696,676)	1,471,324
Net loss			(999,735)	(999,735)
Balance, December 31, 2014	$ 100	$ 5,167,900	$ (4,696,411)	$ 471,589

Country Club Financial Services, Inc.

Statements of Cash Flows

Years Ended December 31, 2014 and 2013

	2014	2013
Operating Activities		
Net loss	$ (999,735)	$ (209,448)
Items not requiring cash		
Depreciation	$ 15,087	10,803
Changes in		
Commissions receivable	7,504	7,532
Accounts receivable	(8,903)	(9,488)
Prepaid expenses	(224)	(9,771)
Accounts payable	49,865	5,285
Net cash used by operating activities	(936,406)	(205,087)
Investing Activities		
Acquisition of furniture, fixtures and equipment	(6,764)	(18,992)
Net cash used in investing activities	(6,764)	(18,992)
Financing Activities		
Capital contribution from Parent	-	750,000
Net cash provided by financing activities	-	750,000
Increase (Decrease) in Cash and Cash Equivalents	(943,170)	525,921
Cash and Cash Equivalents, Beginning of Year	1,456,017	930,096
Cash and Cash Equivalents, End of Year	$ 512,847	$ 1,456,017

Country Club Financial Services, Inc.

Notes to Financial Statements

December 31, 2014 and 2013

Note 1: Nature of Operations and Summary of Significant Accounting Policies

Nature of Operations

Country Club Financial Services, Inc. ("the Company") is a limited services securities broker engaged in the sale of stocks, bonds, mutual funds, unit investment trusts, insurance and annuity products, investment banking services and institutional non-interest fee income products under its own name and also under the names of Wheatland Advisors and Country Club Capital Advisors. The Company employs 28 representatives at offices in 17 locations in Kansas, Missouri and Oklahoma. The Company is licensed in 46 states and the District of Columbia, and is a member in good standing of the Financial Industry Regulatory Authority ("FINRA") and various state agencies. All general securities are insured by Securities Investor Protection Corporation. The Company is registered with the Securities and Exchange Commission ("SEC") and is subject to the net capital requirements of SEC Rule 15c3-1 and is exempt from the reserve requirements and possession or control requirements of SEC Rule 15c3-3 under paragraph (k)(2)(ii).

The Company is a wholly-owned subsidiary of Country Club Bank ("Parent"), and the Parent is a wholly-owned subsidiary of CCB Financial Corporation ("Holding Company"); as such, the Company files a consolidated S corporation income tax return with both its Parent and the Holding Company; the accounts of the Parent and the Holding Company are not presented or otherwise included in these financial statements, nor are the accounts of other subsidiaries of the Parent and the Holding Company, such as Country Club Trust Company, N.A., and Tower Wealth Managers, among others.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents

The Company considers all liquid investments with original maturities of three months or less to be cash equivalents. At December 31, 2014, cash equivalents consisted primarily of money market accounts with a broker.

Revenue Recognition

Commission revenue and related expenses are recorded on a trade-date basis. Service fees, which are comprised of continuing service fees and 12b-1 fees, are recorded in the period in which they are earned. Revenue from investment banking activities is recorded when invoices are issued.

Income Taxes

In 2014 and 2013, the Company paid no income taxes. The Company's Parent and Holding Company have elected S-corporation status for the consolidated group. The Holding Company is no longer subject to federal or state income tax examinations by taxing authorities before 2011.

Reclassifications

Certain reclassifications have been made to the 2013 financial statements to conform to the 2014 financial statement presentation. These reclassifications had no effect on net loss.

Subsequent Events

Subsequent events have been evaluated through February 25, 2015, which is the date the financial statements were issued.

Note 2: Clearing Agent Deposits

The Company maintains a deposit account amounting to $100,000 with its clearing agent pursuant to a Clearing Agent Agreement. The clearing agent deposit has been included as an allowable asset for purposes of the Company's net capital calculation.

Note 3: Related-party Transactions

The Parent provides office space and management services as needed at a cost to the Company of $399,000 and $405,000 for 2014 and 2013, respectively. For 2014 and 2013, the Company received insurance commission income of $115,625 and $119,537, respectively, from premiums paid by the Parent.

The Company shares revenue with Tower Wealth Managers and Country Club Trust Company, N.A., under the terms of a formal subadvisory agreement applicable to specific categories and types of transactions. For 2014 and 2013, the Company recognized revenue-sharing income of $265,227 and $253,853 that is reported as Other Revenues in the Statements of Operations.

Note 4: Furniture, Fixtures and Equipment

At December 31, 2014 and 2013, furniture, fixtures and equipment consisted of the following:

	2014	2013
Furniture, fixtures and equipment	$ 133,340	$ 131,723
Less accumulated depreciation	(111,827)	(101,887)
Total furniture, fixtures and equipment	$ 21,513	$ 29,836

Note 5: Net Capital Requirements

The Company is subject to the Securities and Exchange Commission uniform net capital rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid, if the resulting net capital ratio would exceed 10 to 1. Net capital requirements at December 31, 2014 and 2013 are summarized as follows:

	2014	2013
Net capital	$ 376,533	$ 1,368,858
Aggregate indebtedness	214,505	164,640
Minimum net capital required	50,000	50,000
Excess net capital at 1500%	326,533	1,318,858
Excess net capital at 1000%	355,083	1,352,394
Net capital ratio	0.57 to 1	0.12 to 1

Note 6: Commitments and Contingencies

General Litigation

The Company is subject to claims and lawsuits that arise primarily in the ordinary course of business. It is the opinion of management that the disposition or ultimate resolution of such claims and lawsuits will not have a material adverse effect on the financial position, results of operations and cash flows of the Company.

Current Economic Conditions

Changing economic and financial market conditions could adversely affect the Company's results of operations in future periods. The accompanying financial statements have been prepared using values and information currently available to the Company.

Note 7: Reliance on Third-party Liquidity

The Company has received a commitment from its Parent to provide additional funds during the next fiscal year to meet liquidity needs not covered by operating cash flows.

In January 2015, the Parent made a $750,000 capital contribution to the Company.

Supplemental Schedule

Country Club Financial Services, Inc.

Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission

Year Ended December 31, 2014

Aggregate Indebtedness	$ 214,505
Minimum Net Capital Required, Greater of 6-2/3% of Aggregate Indebtedness or $50,000 Minimum	$ 50,000
Stockholder's Equity	$ 471,589
Nonallowable Assets	
Equity securities - not readily marketable	3,300
Property and equipment, net	21,513
Prepaid expenses and other	64,543
Total nonallowable assets	89,356
Haircut on Money Market Account	5,700
Net Capital	$ 376,533
Capital in Excess of Requirement	$ 326,533
Ratio of Aggregate Indebtedness to Net Capital	.57:1

No material differences exist between the above net capital calculation and the corresponding information included in the Company's unaudited X-17A-5 Part IIA filing as of December 31, 2014. Therefore, no reconciliation of the two computations is deemed necessary.

Country Club Financial Services, Inc.
Exemption Report

Country Club Financial Services, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. § 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3(k)(2)(ii).

The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k) throughout the most recent fiscal year without exception.

Country Club Financial Services, Inc.

I, Lynn S. Conery, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

By: Lynn S. Conery

Title: President

Date: February 24, 2015

BKD LLP
CPAs & Advisors
1201 Walnut Street, Suite 1700 // Kansas City, MO 64106-2246
816.221.6300 // fax 816.221.6380 // bkd.com

Report of Independent Registered Public Accounting Firm on the Exemption to Rule 15c3-3 Under Provision 15c3-3(k)(2)(ii)

Board of Directors
Country Club Financial Services, Inc.
Kansas City, Missouri

We have reviewed management's statements, included in the accompanying *Country Club Financial Services, Inc. Exemption Report*, in which (1) Country Club Financial Services, Inc. (the Company) identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: paragraph (k)(2)(ii) (the "exemption provisions") and (2) the Company stated that they met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the *Securities Exchange Act of 1934*.

BKD, LLP

Kansas City, Missouri
February 24, 2015

BKD LLP
CPAs & Advisors

1201 Walnut Street, Suite 1700 // Kansas City, MO 64106-2246
816.221.6300 // fax 816.221.6380 // bkd.com

Independent Registered Public Accounting Firm's Agreed-upon Procedures Report on Schedule of Assessment and Payments (Form SIPC-7)

Board of Directors
Country Club Financial Services, Inc.
Kansas City, Missouri

In accordance with Rule 17a-5(e)(4) under the *Securities Exchange Act of 1934*, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2014, which were agreed to by Country Club Financial Services, Inc. (the "Company"), and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of Form SIPC-7. The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries in the general ledger, noting no differences;
2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2014, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2014, noting no differences;
3. Noted no adjustments to be reported in Form SIPC-7; and
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the listing of assessment payments, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

BKD, LLP

Kansas City, Missouri
February 24, 2015

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185

202-371-8300

General Assessment Reconciliation

For the fiscal year ended **12/31/2014**

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7

(33-REV 7/10)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

19*19*********2785**********************MIXED AADC 220
044574 FINRA DEC
COUNTRY CLUB FINANCIAL SERVICES INC
1 WARD PKWY
KANSAS CITY MO 64112-2169

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

____

2. A. General Assessment (item 2e from page 2) $ 3,582

B. Less payment made with SIPC-6 filed (**exclude interest**) (1,786)

____
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 1,796

E. Interest computed on late payment (see instruction E) for______days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 1,796

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 1,796

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

____

____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Country Club Financial Services, Inc.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 19 day of February, 20 15.

Sr. V. P., Chief Compliance Officer
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning **1/1/2014**
and ending **12/31/2014**

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 3,562,631
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	2,129,914
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______	
Enter the greater of line (i) or (ii)	
Total deductions	2,129,914
2d. SIPC Net Operating Revenues	$ 1,432,717
2e. General Assessment @ .0025	$ 3,582
	(to page 1, line 2.A.)